UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended June 30, 2010

Evotec Aktiengesellschaft

(Exact name of registrant as specified in its charter)

Commission File Number: 001-34041

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

(49-40) 56-0810

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒…Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

EVOTEC AG

Form 6-K

2

OTHER INFORMATION

On August 12, 2010, EVOTEC AG (Frankfurt Stock Exchange: EVT, TecDAX) issued a press release announcing its financial results for the second quarter ended June 30, 2010 and released its 2010 Half-Year Report. The press release and 2010 Half-Year Report are furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated by reference herein.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec AG

By:	/S/ COLIN BOND
Colin Bond
Chief Financial Officer

Date: August 27, 2010

4

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated August 12, 2010 – Strong Milestone Income Leads to Profitable 1st Half

99.2	Evotec AG, Half-Year Report 2010

5

Exhibit 99.1

Evotec - Research never stops

Top Story

Strong Milestone Income Leads to Profitable 1st Half

DRUG DISCOVERY BUSINESS REPORTS STRONG REVENUE GROWTH (+33%) AND A POSITIVE OPERATING RESULT OF €0.3 M; REVENUE GUIDANCE RAISED FOR THE FULL YEAR 2010 Hamburg, Germany - 12 August 2010: Evotec AG (Frankfurt Stock Exchange: EVT, TecDAX) today reported financial results and corporate updates for the first half of 2010.

Recent Highlights:

Strong operational performance

- Discovery alliances growing significantly: supported by strong milestone income and growth in core business, revenues were up 33% and the operating result was positive in H1 2010 (€0.3 m)

- Liquidity improved over the end of Q1 2010 to €67.9 m

Strong progress and significant milestone achievements in discovery alliances

- New multi-year strategic alliance with Genentech started in May

- Significant milestone achievements in a number of disease areas in multi-target collaboration with Boehringer Ingelheim; Phase I initiation in Neuropathic Pain

- Very good progress in many alliances (e.g. Vifor, Ono); many new projects started

- Full capacity utilisation in high quality partnerships and proprietary innovation programmes

Proprietary pipeline projects progressing

- Start of Phase II with EVT 101 in treatment-resistant depression

- Good progress with early discovery programmes (e.g. H3)

Expansion into new disease areas through acquisition of DeveloGen (after period-end)

- Adds key metabolic disease know-how and complementary drug discovery expertise in regenerative medicine

- Adds two high-value alliances with Boehringer Ingelheim and Andromeda (Teva)

Enlarged management team to accelerate growth

- Colin Bond appointed new CFO effective 12 August

- Cord Dohrmann appointed new CSO effective 1 September

- Klaus Maleck to assume new board role in Corporate Development

Revenue guidance for 2010 raised; liquidity guidance confirmed despite acquisition

- More than 20% revenue growth expected, leading to revenues of €52 to 54 m (before €48 to 50 m)

- Liquidity guidance of >€64 m at year-end confirmed despite €2 m cash to be used in the DeveloGen acquisition

- Strong order book (end of June 2010: €40 m; +21% over 2009); indicates continuing growth into 2011

1. Operational performance

Discovery alliances growing significantly

For the first half of 2010, revenues grew significantly by 33% to €25.0 m (2009: €18.7 m), driven by multiple milestone achievements and strong growth in Evotec’s drug discovery alliances. The Company operates on a strong gross margin of 45.1% (2009: 37.6%). R&D expenses declined by 82% to €2.9 m (2009: €16.3 m), and SG&A costs by 15% to €7.7 m (2009: €9.0 m). On this basis, supported by the high margin milestone income, Evotec’s operating result for the first half of 2010 was positive at €0.3 m (2009: €29.1 m loss).

Liquidity including cash, cash equivalents and investments as well as on March 2010, auction rate securities at the end of June 2010 increased over end of March 2010 to €67.9 m; this strongest half year in the Company’s history represents a solid foundation to develop Evotec to sustainable profitability latest in 2012.

2. Discovery alliances update

Strong progress and significant milestone achievements in discovery alliances

Due to its scale, the seamless integration of drug discovery technologies and disease biology know-how, as well as its strong reputation in the industry, Evotec is ideally positioned as the partner of choice for integrated drug discovery alliances with the pharmaceutical and biotech industry. The Company recorded strong revenue growth in Q2 2010, achieved significant milestones within its multi-target collaboration with Boehringer Ingelheim, and signed a number of important new contracts and extensions.

New multi-year strategic alliance with Genentech started

In May 2010, Evotec signed a significant, multi-year, multi-target drug discovery alliance with Genentech, a wholly owned subsidiary of Roche. Within this alliance, Evotec will use its full drug discovery capabilities and expertise to prosecute Genentech targets.

Significant milestone achievements in a number of disease areas in multi-target collaboration with Boehringer Ingelheim

During the second quarter of 2010, strong progress was made in Evotec’s discovery collaboration with Boehringer Ingelheim. The first compound in this strategic alliance has advanced into clinical trials. With the initiation of the Phase I clinical studies, Evotec earned a milestone payment of €2.0 m. The compound, which was discovered and optimised within the alliance, is being developed as a novel treatment for neuropathic pain. Evotec also received a first milestone payment of €2.5 m within its recently started oncology programmes for the progression of a compound into pre-clinical studies. In July (after period-end) a similar milestone in the amount of €2.5 m was achieved for the progression of another candidate into pre-clinical studies. In total, Evotec has now achieved 10 milestones within this collaboration that was initiated in 2004.

Very good progress in many alliances (e.g. Vifor, Ono); many new projects started

During the second quarter of 2010, collaborations with Epitherapeutics and Spermatech were extended and new screening projects were initiated with five partners. June saw the completion of the hit-to-lead phase of the collaboration with Vifor Pharma for the discovery of compounds to treat anaemia. A milestone was achieved for completing this stage and the programme now moves into lead optimisation. The ion channel project initiated within the Ono collaboration in October 2009 also moved into hit-to-lead studies.

3. Status of clinical and preclinical programmes

Proprietary pipeline projects progressing

Evotec is focusing its proprietary programmes on carefully selected core assets, which the Company is progressing towards clinical development. To reduce Evotec’s risk profile and limit its R&D expenses the Company is seeking strategic product development alliances to further advance these developments. In the second quarter of 2010, Evotec started an important proof-of-concept study in its collaboration with Roche, continued evaluating clinical indications for the further development of EVT 401, nominated the final development candidate, EVT 501, in its H3 receptor antagonist programme and received BMBF funding to further progress this project.

Start of Phase II with EVT 101 in treatment-resistant depression

The EVT 100 programme is partnered with Roche. The proof-of-concept Phase II study in treatment-resistant depression with the lead compound EVT 101 started to recruit patients on 30 June 2010. The study, which is being conducted in the United States, has the main objective of studying the safety and tolerability of EVT 101 while also exploring the efficacy of this intervention. Approximately 100 patients suffering from treatment-resistant depression will participate. Treatment-resistance of patients will be confirmed in a 6-week prospective antidepressant treatment phase preceding the actual 4-week double-blind treatment.

If Roche exercises its buy-back option after completion of this Phase II trial, Evotec would receive an immediate $65 m lump-sum payment in exchange for the assignment of all rights and would be eligible for further development, sales performance, and scalable double-digit commercial payments.

Good progress with early discovery programmes (e.g. H3)

In Evotec’s H3 receptor antagonist programme, lead optimisation studies have resulted in the nomination of a development candidate named EVT 501. API (Active Pharmaceutical Ingredient) production will commence imminently for use in regulatory (GLP) toxicology and safety pharmacology studies. H3 receptor antagonists have potential in a number of CNS indications, including excessive fatigue associated with conditions such as multiple sclerosis as well as cognition impairment. The initiation of a Phase I programme is planned within the next 12 months.

4. Expansion into new disease areas through acquisition of Develogen (after Period-end)

On 14 July, Evotec signed a definitive agreement to acquire DeveloGen, a biopharmaceutical company engaged in the discovery of novel therapeutic approaches for the treatment of metabolic and endocrine disorders. The transaction adds two complementary alliances - one with Boehringer Ingelheim and one with Andromeda (Teva) - to Evotec’s portfolio of core assets. In addition, it augments and complements Evotec’s high-end drug discovery platform and capability with DeveloGen’s target discovery, validation and in vivo/in vitro pharmacology expertise and adds core disease biology know-how in metabolic diseases and endocrine disorders. These skills further enhance Evotec’s ability to deliver high quality, innovative solutions to its partners on a global scale.

5. MANAGEMENT TEAM

Enlarged management team to accelerate growth

Evotec appointed Colin Bond as its new Chief Financial Officer and member of the Management Board effective 12 August 2010 and Cord Dohrmann, Ph.D., as Chief Scientific Officer and member of the Management Board starting 1 September 2010 (for both CVs see full half year 2010 report). Following successful restructuring of the Company, Dr Klaus Maleck, Evotec’s current Chief Financial Officer, will take responsibility for the Company’s Corporate Development activities, including licensing of proprietary discovery and development projects and M&A.

6. Guidance

Revenue guidance for 2010 raised; liquidity guidance confirmed despite acquisition

Based on a strong H1 2010 operational performance, Evotec raised its revenue guidance for the fiscal year 2010 published on 25 March 2010: Total Group revenues are now expected to grow by more than 20%, leading to revenues of € 52 to 54 m (before: € 48 to 50 m). All other financial targets remain unchanged. Despite € 2 m cash to be used in the acquisition of DeveloGen, mainly for DeveloGen working capital needs, Evotec also confirms its 2010 year-end liquidity target of > € 64 m at constant year-end 2009 currencies.

Webcast / Conference Call

The Company is going to hold a conference call to discuss the results as well as to provide an update on its performance:

Conference call details:

Date: Thursday, 12 August 2010

Time:

09.30 a.m. CEST

08.30 a.m. BST

03.30 a.m. US time (East Coast)

From Europe:

+49 (0)69.2222 3105 (Germany)

+44 (0)20.7784 1036 (UK)

From the US: +1 718.354.1152

Access Code: 7555444

A simultaneous slide presentation for participants dialing in via phone is available at www.equitystory.com, password: evotec0810.

Webcast details

To join the audio webcast and to access the presentation slides you will find a link on our home page www.evotec.com shortly before the event.

A replay of the conference call will be available for 24 hours and can be accessed in Europe by dialing +49 (0)69 2222 2236 (Germany) or +44 (0)20 7111 1244 (UK) and in the US by dialing +1 347 366 9565. The access code is 7555444#. The on-demand version of the webcast will be available on our website: www.evotec.com/Investors/Finance.

Contact: Dr Werner Lanthaler, Chief Executive Officer,

Evotec AG, Tel.: +49.(0)40.56081-242, werner.lanthaler@evotec.com

Second Quarter Report 2010

Key Figures of Condensed Consolidated Interim Income Statements

Evotec AG and Subsidiaries

Euro in thousands except share data and per share data

	Six months ended June 30,	Change in %	Three months ended June 30,	Change in %
	2010	2009		2010	2009

Revenue	24,968	18,739	33.2	15,127	10,501	44.1
Gross margin in %	45.1	37.6		49.7	38.8

Research and development expenses	2,927	16,293	(82.0)	1,193	5,974	(80.0)
Selling, general and administrative expenses	7,702	9,013	(14.6)	4,352	4,220	3.1
Amortisation and impairment	260	6,811	(96.2)	131	103	27.2
Restructuring expenses	—	4,136	—	—	2,692	—
Other operating income	1,855	728	154.8	945	508	86.0
Other operating expenses	1,878	647	190.3	978	463	111.2

Operating income (loss)	342	(29,117)	101.2	1,816	(8,868)	120.5
Operating income (loss)*	342	(18,351)	101.9	1,816	(6,176)	129.4

Net income (loss)	95	(30,416)	100.3	1,342	(8,569)	115.7

Weighted average shares outstanding	107,356,508	106,694,336		107,372,695	106,822,912
Net income (loss) per share (basic and diluted)	0.00	(0.29)		0.01	(0.08)

*	Before impairment and restructuring expenses.

Key Figures of Consolidated Interim Statement of Financial Position

Evotec AG and Subsidiaries

Euro in thousands

	June 30, 2010	Dec 31, 2009	Change in %

Liquidity*	64,826	70,594	(8.2)
Working capital	(343)	(6,530)	(94.8)
Current and non-current portion of loans and finance lease obligations
	12,759	13,205	(3.4)
Stockholders’ equity	119,280	111,487	7.0

Total assets	151,387	146,599	3.3

*	Including auction rate securities.

Forward-Looking Statements

Information set forth in this press release contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about our 2010 financial outlook and our expected financial results in future quarters, our revised revenue guidance for 2010 and expected revenue growth, our ability to deliver on our liquidity guidance, our belief that we are on course to sustainable profitability latest in 2012, our expectations and assumptions concerning regulatory, clinical and business strategies, the progress of our clinical development programmes and timing of the commencement and results of our clinical trials, strategic collaborations and management’s plans, objectives and strategies. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, among other things: risks that product candidates may fail in the clinic or may not be successfully marketed or manufactured; the risk that we will not achieve the anticipated benefits of our collaborations, partnerships and acquisitions in the timeframes expected, or at all; risks relating to our ability to advance the development of product candidates currently in the pipeline or in clinical trials; our inability to further identify, develop and achieve commercial success for new products and technologies; the risk that competing products may be more successful; our inability to interest potential partners in our technologies and products; our inability to achieve commercial success for our products and technologies; our inability to protect our intellectual property and the cost of enforcing or defending our intellectual property rights; our failure to comply with regulations relating to our products and product candidates, including FDA requirements; the risk that the FDA may interpret the results of our studies differently than we have; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully secure regulatory approval of and market our drug candidates; and risks of new, changing and competitive technologies and regulations in the U.S. and internationally.

The list of risks above is not exhaustive. Our most recent Annual Report on Form 20-F, filed with the Securities and Exchange Commission, and other documents filed with, or furnished to the Securities and Exchange Commission, contain additional factors that could impact our businesses and financial performance. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

Exhibit 99.2

HALF-YEAR REPORT	Evotec AG, Schnackenburgallee 114, 22525 Hamburg (Germany), www.evotec.com

For further information, please contact Dr Werner Lanthaler Chief Executive Officer +49.(0)40.560 81-242 +49.(0)40.560 81-333 Fax werner.lanthaler@evotec.com

I. Management Report of the First Half of 2010

STRONG MILESTONE INCOME LEADS TO PROFITABLE FIRST HALF FOR EVOTEC

DRUG DISCOVERY BUSINESS REPORTS STRONG REVENUE GROWTH (+33%) AND A POSITIVE OPERATING RESULT OF € 0.3 M; REVENUE GUIDANCE RAISED FOR THE FULL YEAR 2010

Recent highlights:

— Strong operational performance

- Discovery alliances growing significantly: supported by strong milestone income and growth in core business, revenues were up 33% and the operating result was positive in H1 2010 (€ 0.3 m)

- Liquidity improved over the end of Q1 2010 to € 67.9 m

— Strong progress and significant milestone achievements in discovery alliances

- New multi-year strategic alliance with Genentech started in June

- Significant milestone achievements in a number of disease areas in multi-target collaboration with Boehringer Ingelheim; Phase I initiation in Neuropathic Pain

- Very good progress in many alliances (e.g. Vifor, Ono); many new projects started

- Full capacity utilisation in high quality partnerships and proprietary innovation programmes

— Proprietary pipeline projects progressing
- Start of Phase II with EVT 101 in treatment-resistant depression
- Good progress with early discovery programmes (e.g. H3)
— Expansion into new disease areas through acquisition of DeveloGen (after period-end)
- Adds key metabolic disease know-how and complementary drug discovery expertise in regenerative medicine
- Adds two high-value alliances with Boehringer Ingelheim and Andromeda (Teva)
— Revenue guidance for 2010 raised; liquidity guidance confirmed despite acquisition
- More than 20% revenue growth expected, leading to revenues of € 52 to 54 m (before € 48 to 50 m)
- Liquidity guidance of >€ 64 m at year-end confirmed despite € 2 m cash to be used in the DeveloGen acquisition
- Strong order book (end of June 2010: € 40 m; +21% over 2009); indicates continuing growth into 2011
— Enlarged management team established to accelerate growth
- Colin Bond appointed new Chief Financial Officer effective 12 August
- Cord Dohrmann appointed new Chief Scientific Officer effective 1 September
- Klaus Maleck to assume new board role in Corporate Development
- Strengthening of Business Development group
1. OPERATIONAL PERFORMANCE
Discovery alliances growing significantly: supported by strong milestone income and core business growth, revenues were up 33% and the operating result was positive at € 0.3 m in H1 2010

For the first half of 2010, revenues grew significantly by 33% to € 25.0 m (2009: € 18.7 m), driven by multiple milestone achievements and strong growth in Evotec’s drug discovery alliances. R&D expenses declined by 82%, and SG&A costs by 15%. On this basis, supported by the high margin milestone income, Evotec’s operating result for the first half of 2010 was positive at € 0.3 m (2009: € 29.1 m loss). The Company operates on a strong gross margin of more than 40%. Liquidity including cash, cash equivalents and investments as well as on 31 March 2010, auction rate securities at the end of June 2010 increased over end of March 2010 to € 67.9 m; this strongest half year in the Company’s history represents a solid foundation to develop Evotec to sustainable profitability latest in 2012.

2. DISCOVERY ALLIANCES UPDATE
Strong progress and significant milestone achievements in discovery alliances

Due to its scale, the seamless integration of drug discovery technologies and disease biology know-how, as well as its strong reputation in the industry, Evotec is ideally positioned as the partner of choice for integrated drug discovery alliances with the pharmaceutical and biotech industry. The Company recorded strong revenue growth in Q2 2010, achieved significant milestones within its multi-target collaboration with Boehringer Ingelheim, and signed a number of important new contracts and extensions.

EVOTEC - HALF-YEAR REPORT 2010

New multi-year strategic alliance with Genentech started in June
In May 2010, Evotec signed a significant, multi-year, multi-target drug discovery alliance with Genentech, a wholly owned subsidiary of Roche. Within this alliance, Evotec will use its full drug discovery capabilities and expertise to prosecute Genentech targets.
Significant milestone achievements in a number of disease areas in multi-target collaboration with Boehringer Ingelheim
During the second quarter of 2010, strong progress was made in Evotec’s discovery collaboration with Boehringer Ingelheim. The first compound in this strategic alliance has advanced into clinical trials. With the initiation of the Phase I clinical studies, Evotec earned a milestone payment of € 2.0 m. The compound, which was discovered and optimised within the alliance, is being developed as a novel treatment for neuropathic pain. Evotec also received a first milestone payment of € 2.5 m within its recently started oncology programmes for the progression of a compound into pre-clinical studies. In July (after period-end) a similar milestone in the amount of € 2.5 m was achieved for the progression of another candidate into pre-clinical studies. In total, Evotec has now achieved 10 milestones within this collaboration that was initiated in 2004.

Very good progress in many alliances (e.g. Vifor, Ono); many new projects started

During the second quarter of 2010, collaborations with Epitherapeutics and Spermatech were extended and new screening projects were initiated with five partners. June saw the completion of the hit-to-lead phase of the collaboration with Vifor Pharma for the discovery of compounds to treat anaemia. A milestone was achieved for completing this stage and the programme now moves into lead optimisation. The ion channel project initiated within the Ono collaboration in October 2009 also moved into hit-to-lead studies.

3. STATUS OF CLINICAL AND PRECLINICAL PROGRAMMES
Proprietary pipeline projects progressing
Evotec is focusing its proprietary programmes on carefully selected core assets, which the Company is progressing towards clinical development. To reduce Evotec’s risk profile and limit its R&D expenses the Company is seeking strategic product development alliances to further advance these developments. In the second quarter of 2010, Evotec started an important proof-of-concept study in its collaboration with Roche, continued evaluating clinical indications for the further development of EVT 401, nominated the final development candidate, EVT 501, in its H3 receptor antagonist programme and received BMBF funding to further progress this project.
Start of Phase II with EVT 101 in treatment-resistant depression
The EVT 100 (NR2B subtype selective NMDA receptor antagonist) programme is partnered with Roche. The proof-of-concept Phase II study in treatment-resistant depression with the lead compound EVT 101 started to recruit patients on 30 June 2010. The study, which is being conducted in the United States, has the main objective of studying the safety and tolerability of EVT 101 while also exploring the efficacy of this intervention. Approximately 100 patients suffering from treatment-resistant depression will participate. Treatment-resistance of patients will be confirmed in a 6-week prospective antidepressant

EVOTEC - HALF-YEAR REPORT 2010

treatment phase preceding the actual 4-week double-blind treatment. If Roche exercises its buy-back option after completion of this Phase II trial, Evotec would receive an immediate $65 m lump-sum payment in exchange for the assignment of all rights and would be eligible for further development, sales performance, and scalable double-digit commercial payments.
Good progress with early discovery programmes (e.g. H3)

In Evotec’s H3 receptor antagonist programme, lead optimisation studies have resulted in the nomination of a development candidate named EVT 501. API (Active Pharmaceutical Ingredient) production will commence imminently for use in regulatory (GLP) toxicology and safety pharmacology studies. H3 receptor antagonists have potential in a number of CNS indications, including excessive fatigue associated with conditions such as multiple sclerosis as well as cognition impairment. The initiation of a Phase I programme is planned within the next 12 months.

BMBF grant for H3 receptor antagonist programme

In the second quarter of 2010, funding was secured up to the amount of € 1.5 m from the German Federal Ministry of Education and Research (BMBF) to advance Evotec’s H3 receptor antagonist programme up to and through Phase I clinical studies.

4. EXPANSION INTO NEW DISEASE AREAS THROUGH ACQUISITION OF DEVELOGEN (AFTER PERIOD-END)

On 14 July, Evotec signed a definitive agreement to acquire DeveloGen AG, a biopharmaceutical company engaged in the discovery of novel therapeutic approaches for the treatment of metabolic and endocrine disorders. The transaction adds two complementary alliances - one with Boehringer Ingelheim and one with Andromeda (Teva) - to Evotec’s portfolio of core assets. In addition, it augments and complements Evotec’s high-end drug discovery platform and capability with DeveloGen’s target discovery, validation and in vivo/in vitro pharmacology expertise and adds core disease biology know-how in metabolic diseases and endocrine disorders. These skills further enhance Evotec’s ability to deliver high quality, innovative solutions to its partners on a global scale.

The purchase price consists of up to € 14 m in Evotec shares from authorised capital and an earn-out component in cash based on future revenues generated from the acquired programmes. Of the € 14 m in shares, € 8 m (4 m shares) will be issued at closing which is expected in August 2010. Up to 3 m shares will be held in escrow and the release of such shares will be conditional on certain company events and representations.

5. GUIDANCE
Revenue guidance for 2010 raised; liquidity guidance confirmed despite acquisition

Based on a strong H1 2010 operational performance, Evotec raised its revenue guidance for the fiscal year 2010 published on 25 March 2010: Total Group revenues are now expected to grow by more than 20%, leading to revenues of € 52 to 54 m (before: € 48 to 50 m). All other financial targets remain unchanged (see page 9). Despite € 2 m cash to be used in the acquisition of DeveloGen, mainly for DeveloGen working capital needs, Evotec also confirms its 2010 year-end liquidity target of >€ 64 m at constant year-end 2009 currencies.

EVOTEC - HALF-YEAR REPORT 2010

6. MANAGEMENT TEAM
Enlarged management team established to accelerate growth
Colin Bond new CFO

Evotec appointed Colin Bond as its new Chief Financial Officer and member of the Management Board effective 12 August 2010. Mr Bond has almost 25 years of experience in leading Finance positions, most recently as Chief Financial Officer at Novelis Europe, Switzerland. During his early career he worked as pharmacist, auditor and management consultant for Procter & Gamble, Arthur Andersen and PricewaterhouseCoopers respectively. He moved into industry with Great Lakes Chemicals and then became Chief Finance Officer of Jet Aviation Group before becoming CFO EMEA for Ecolab.

Mr Bond is a qualified chartered accountant and pharmacist. In addition, he received his MBA degree from London Business School. He has been an Associate Lecturer in Financial Strategy on the MBA programme of the Open University Business School for the past twelve years.

Cord Dohrmann new CSO

Evotec appointed Cord Dohrmann, Ph.D., as Chief Scientific Officer and member of the Management Board starting 1 September 2010. Dr Dohrmann has spent over 20 years in biomedical research at leading academic institutions including the Max-Planck Institute, Harvard Medical School and the Massachusetts’ General Hospital. For the last 10 years, Dr Dohrmann served DeveloGen in various management positions, including Chief Executive Officer, growing DeveloGen from a start-up to internationally recognised metabolic disease company with a focus on developing highly innovative therapies for diabetes. Dr Dohrmann completed his MA in biology at the Max Planck Institute in Tuebingen and earned his Ph.D. at Harvard Medical School.

Klaus Maleck assumes new responsibility in Corporate Development

Following successful restructuring of the Company, Dr Klaus Maleck, Evotec’s current Chief Financial Officer, will assume a new role within the Management Board of the Company and will take responsibility for all Corporate Development activities, including licensing of proprietary discovery and development projects, strategy and M&A.

Strengthening of Business Development group

During the second quarter of 2010, Evotec strengthened its Business Development capability through the appointments of Dr Steve Hutchins and Dr Brian Moloney to the global business development team. Steve Hutchins joins from WuXiPharma where he served as VP Corporate Development, and prior to this he held a number of positions in Strategic Outsourcing at Merck Research Laboratories.

Brian Moloney joins from BioDuro (China) where he was VP Business Development & Collaboration Management, and prior to this he held senior scientific management roles in Evotec. Both bring considerable experience in tactical and strategic Business Development in Evotec’s markets.

A. REPORT ON THE FINANCIAL SITUATION AND RESULTS
1. RESULTS
Revenues	Evotec’s revenues for the first half of 2010 amounted to € 25.0 m, an increase of 33% compared to the same period of the previous year

EVOTEC - HALF-YEAR REPORT 2010

(2009: € 18.7 m). At constant 2009 exchange rates, revenues were € 24.8 m. Growth was driven by significant milestone achievements in Evotec’s collaboration with Boehringer Ingelheim, contributions from the acquired business Evotec (India) Private Ltd., strong performance of the core drug discovery alliance business, as well as a higher portion recognised from the upfront payment for the EVT 100 compound family from Roche compared to H1 2009. Supported by the € 4.6 m milestone and license income in the second quarter 2010 (Q2 2009: € 1.8 m royalty and license income), Q2 revenue growth was 44%. Geographically, 50% of Evotec’s revenues were generated from Europe, 35% from the US, and 15% from Japan and the Rest of the World. This compares to 45%, 43% and 12%, respectively, in the same period of the previous year. The relatively higher contribution of European and Japanese revenues to Group revenues reflects the Boehringer Ingelheim milestone payments and the expanded partnership with Ono Pharmaceutical.
Operating cost structure

Costs of revenue for the first half of 2010 amounted to € 13.7 m (2009: € 11.7 m) yielding a strong gross margin of 45.1% (2009: 37.6%). At constant 2009 currencies, gross margin would have been slightly higher at 46.0%. The margin increase over 2009 is attributable primarily to the significant high margin milestone payments received from Boehringer Ingelheim as well as a higher amount of the upfront payment from Roche recognised in the period.

Gross margins in the future may continue to be somewhat volatile, and significantly depend on the amount of potential milestone or out-licensing payments.

R&D expenditure for the first half of 2010 decreased by 82% to € 2.9 m (2009: € 16.3 m). The decrease resulted from a focus on fewer core programmes, from the reduction of early discovery programmes, and from the closure of Evotec’s US site following the implementation of the ‘Evotec 2012 – Action Plan to Focus and Grow’. In addition, costs for the development of the EVT 100 compound family are now fully borne by Roche, while they were still included in Evotec’s R&D expenses for the majority of the first quarter 2009.

SG&A expenses for the first half of 2010 decreased by 15% to € 7.7 m (2009: € 9.0 m), reflecting Evotec’s restructuring and cost saving measures. SG&A expenses of € 4.4 m in the second quarter included transaction costs for the DeveloGen acquisition and recruitment costs to support the growth of Evotec’s discovery alliances.

Other operating income and expenses resulted primarily from the reimbursement of expenses incurred for the clinical programmes with EVT 101 and EVT 103 by Roche.
Financial results

Evotec’s operating result for the first half of 2010 was positive at € 0.3 m (2009: € 29.1 m loss). This significant improvement is mainly a result of the Company’s strong top-line performance, which was supported by high milestone income in the period, as well as its significant reductions in operating expenses mentioned above. In addition, the first half of the prior year included an impairment charge of € 6.6 m for the VR1 (vanilloid receptor 1) antagonist programme and € 4.1 m of restructuring expenses.

Net income was € 0.1 m (2009: net loss of € 30.4 m). The net income was mainly impacted by three non-cash items: positively, by the realisation of the put option and resulting sale of auction rate securities (€ 0.4 m, net) and, negatively, by a foreign exchange loss

EVOTEC - HALF-YEAR REPORT 2010

(€ 0.4 m) mainly from the valuation of a foreign currency contract and deferred tax expenses (€ 0.4 m). Net loss per share for the first half of 2010 was € 0.00 (2009: € 0.29).
2. FINANCING AND FINANCIAL POSITION
Cash flow and liquidity

Based on a significantly improved net result compared to the first half of 2009, cash flow used in operating activities for the first half of 2010 decreased significantly to € (5.1) m from € (19.5) m in 2009. The negative cash flow resulted from an increase in working capital, mainly driven by a not yet received milestone payment, regular bonus payments and prepaid expenses due at the beginning of each year. Cash flow used in operating activities is expected to continue to improve over the next quarters.

“Adjustments to reconcile net loss to net cash used in operating activities” included mainly amortisation (€ 0.3 m), depreciation (€ 2.0 m) and gains and losses from the realisation of the put option and resulting sale of auction rate securities (€ 0.4 m, net).

Cash flow from investing activities was € 5.9 m. It resulted from the proceeds from the sale of auctions rate securities (€ 11.4 m) and a net cash decrease and respective increase in investments in the amount of € 3.9 m from transactions involving investments in money market funds. Capital expenditures amounted to € 1.6 m.

Cash flow from financing activities was € (0.6) m and related mainly to the repayment of bank loans and purchase of treasury shares.

Liquidity, which includes cash and cash equivalents (€ 33.4 m) and investments (€ 34.5 m), but still excludes the June € 2.0 m Boehringer Ingelheim milestone. At the end of June 2010 liquidity amounted to € 67.9 m (31 December 2009 (including auction rate securities): € 70.6 m). The put option for the auction rate securities1 was realised during the second quarter, resulting in the sale of the auction rate securities and inclusion of the respective € 11.4 m in cash and cash equivalents.

3. ASSETS AND LIABILITIES

Trade accounts receivables increased to € 6.8 m compared to 31 December 2009 mainly resulting from a still outstanding milestone payment from Boehringer Ingelheim. Other current financial assets increased to € 2.5 m due to not yet charged expenses for the EVT 100 series to Roche. Prepaid expenses and other current assets increased to € 2.6 m as a result of prepaid expenses such as payments for insurances and maintenance contracts due at the beginning of each year.

Trade accounts payable increased to € 5.6 m, mainly as a result of accrued outstanding invoices for clinical trials for the EVT 100 series which will be reimbursed by Roche. Provisions decreased to € 2.4 m. The decrease is mainly the consequence of regular bonuses paid in March 2010. Non-current deferred revenues decreased to € 0.4 m mainly due to recognition of the first half revenue portion of the Roche upfront payment for the EVT 100 compound family.

The changes in the liquidity position are explained above. More details and all further material changes of assets and liabilities during the first half of 2010 are described in the Notes to the Unaudited Condensed Consolidated Interim Financial Statements.

Evotec’s capital structure is unchanged compared to the end of 2009. The total number of ordinary shares outstanding as of the date of this report is 108,838,715.
[1] For further discussion of the auction rate securities please see Note 6 to the Unaudited Condensed Consolidated Interim Financial Statements.

EVOTEC - HALF-YEAR REPORT 2010

Evotec’s equity ratio as of 30 June 2010 continued to be high at 78.8% (31 December 2009: 76.0%).
4. HUMAN RESOURCES
Employees

At the end of June 2010, following Evotec’s restructuring (-83 people) and the subsequent strategic acquisition of RSIPL and the Zebrafish operation (+180 people) in 2009, 475 people were employed within the Evotec Group (end of June 2009: 370 employees). During the second quarter headcount increased by 7 people to support the growth of Evotec’s discovery alliances. The acquisition of DeveloGen will result in an increased headcount of approximately 20 people.

Management team
See page 5.
Stock-based compensation

In the second quarter of 2010, 1,099,250 options were granted to Evotec employees. No options were exercised during the first half of the year. As of 30 June 2010, the total number of options available for future exercise amounted to 5,846,406 (approximately 5% of shares in issue). Options have been accounted for under IFRS 2 using the fair value method at the measurement date.

In connection with the acquisition of Renovis, Evotec issued shares to a trust. These shares were meant to replace outstanding options and similar share-based compensation arrangements for Renovis employees. Of those issued shares, Evotec released 188,140 in the first half of 2010 from this trust, which, by the end of June, had approximately 1,331,850 remaining unreleased Evotec shares.

Shareholdings of the Boards of Evotec AG

	Number of shares	Share options
Management Board
Dr Werner Lanthaler	434,494	700,000
Dr Klaus Maleck	0	325,000
Dr Mario Polywka	60,000	605,000

Supervisory Board
Dr Flemming Ornskov	15,513	0
Dr Hubert Birner	27,897	0
Dr Peter Fellner	14,727	0
Mary Tanner	62,192	0
Dr Walter Wenninger	5,419	0
30 June 2010

Pursuant to §15a of the German Securities Trading Act (Wertpapierhandelsgesetz), the above table lists separately for each member of our Management and Supervisory Board, the number of Company shares held, and rights for such shares granted to each board member as of 30 June 2010.
B. Risks and Opportunities Report
The risks and opportunities described in Evotec’s 2009 Annual Report remain unchanged.

EVOTEC - HALF-YEAR REPORT 2010

C. Important events after the end of the first half of 2010

On 14 July Evotec announced the signing of a definitive agreement to acquire DeveloGen AG, a biopharmaceutical company engaged in the discovery of novel therapeutic approaches for the treatment of metabolic and endocrine disorders, for up to € 14 m in shares plus performance-related deferred payments (earn-out). See page 4.

D. Outlook
2010 revenue guidance raised	Evotec raises its revenue guidance and confirms all other financial targets for the fiscal year 2010

Based on a strong H1 2010 operational performance in the Company’s discovery alliance business, Evotec raised its revenue guidance for the fiscal year 2010. Total Group revenues are now expected to grow by more than 20%, leading to revenues of € 52 to 54m (before € 48 to 50m). These assumptions are based on the strong order book of approximately € 40 m at the end of June 2010 (2009: € 33 m), expected new contracts and contract extensions as well as the achievement of certain additional milestones.

All other financial targets remain unchanged. SG&A expenses are expected to decrease due to cost reductions in all parts of the Group. In addition, Evotec expects R&D expenses to decrease considerably from 2009 levels. The Company will focus on key programmes and targets to invest approximately € 10 m in R&D in 2010. As a result, Evotec’s Group operating result in the absence of impairment charges is expected to improve significantly over 2009. Despite € 2m cash to be used in the recently announced acquisition of DeveloGen, mainly for DeveloGen working capital needs, Evotec also confirms its 2010 year-end liquidity target of >€ 64 m at constant year-end 2009 currencies; Evotec has thus a strong basis to develop the Company to sustainable profitability latest in 2012.

Note: The 2009 and 2010 results are not fully comparable. The major difference results from the acquisition of Research Support International Private Limited on 31 August 2009. The operating results of RSIPL from the period 1 January 2010 through 30 June 2010 are included in the accompanying consolidated interim statements of operation for the six months ended 30 June 2010.

EVOTEC - HALF-YEAR REPORT 2010

II. Consolidated Interim Financial Statements

Evotec AG and Subsidiaries -

Condensed consolidated interim income statement for the period from 1 January to 30 June 2010

in T€ except share and per share data	Six months ended 30 June 2010	Six months ended 30 June 2009	Three months ended 30 June 2010	Three months ended 30 June 2009

Revenue	24,968	18,739	15,127	10,501
Costs of revenue	13,714	11,684	7,602	6,425
Gross profit	11,254	7,055	7,525	4,076

Operating expenses (income)
Research and development expenses	2,927	16,293	1,193	5,974
Selling, general and administrative expenses	7,702	9,013	4,352	4,220
Amortisation of intangible assets	260	181	131	103
Impairment of intangible assets	—	6,630	—	—
Restructuring expenses	—	4,136	—	2,692
Other operating income	(1,855)	(728)	(945)	(508)
Other operating expenses	1,878	647	978	463
Total operating expenses	10,912	36,172	5,709	12,944
Operating income (loss)	342	(29,117)	1,816	(8,868)

Other non-operating income (expense)
Interest income	149	362	65	115
Interest expense	(241)	(254)	(140)	(90)
Gain (loss) from equity investments	—	(31)	—	(46)
Other expense from financial assets	(644)	(785)	(632)	(195)
Other income from financial assets	1,015	167	1,013	—
Foreign currency exchange gain (loss), net	(385)	(831)	(502)	440
Other non-operating expense	—	—	34	—
Other non-operating income	275	59	215	47
Total non-operating income (expense)	169	(1,313)	53	271

Income (loss) before taxes	511	(30,430)	1,869	(8,597)
Current tax income (expense)	(42)	(158)	10	(154)
Deferred tax income (expense)	(374)	172	(537)	182
Total income tax income (expense)	(416)	14	(527)	28
Net income (loss)	95	(30,416)	1,342	(8,569)

thereof attributable to:
Shareholders of Evotec AG	(99)	(30,416)	1,185	(8,569)
Non-controlling interest	194	—	157	—
Net income (loss)	95	(30,416)	1,342	(8,569)

Weighted average shares outstanding	107,356,508	106,694,336	107,372,695	106,822,912
Net income (loss) per share (basic and diluted)	0.00	(0.29)	0.01	(0.08)

EVOTEC - HALF-YEAR REPORT 2010

Evotec AG and Subsidiaries -

Consolidated statements of comprehensive income for the period from 1 January to 30 June 2010

in T€	Six months ended 30 June 2010	Six months ended 30 June 2009	Three months ended 30 June 2010	Three months ended 30 June 2009

Net income (loss)	95	(30,416)	1,342	(8,569)

Other comprehensive income
Foreign currency translation	7,548	6,622	4,702	(323)
Revaluation and disposal of available-for-sale securities	(229)	787	(246)	168
Other comprehensive income	7,319	7,409	4,456	(155)
Total comprehensive income (loss)	7,414	(23,007)	5,798	(8,724)

Total comprehensive income (loss) attributable to:
Shareholders of Evotec AG	7,220	(23,007)	5,641	(8,724)
Non-controlling interest	194	—	157	—
Total comprehensive income (loss)	7,414	(23,007)	5,798	(8,724)

EVOTEC - HALF-YEAR REPORT 2010

Evotec AG and Subsidiaries -

Consolidated interim statement of financial position as of 30 June 2010

in T€ except share data	as of 30 June 2010	as of 31 Dec 2009

ASSETS
Current assets:
Cash and cash equivalents	33,373	32,926
Investments	31,453	25,432
Trade accounts receivables	6,823	4,510
Inventories	2,718	2,425
Current tax receivables	553	347
Other current financial assets	2,541	1,428
Prepaid expenses and other current assets	2,609	1,889
Total current assets	80,070	68,957

Non-current assets:
Long-term investments	10	10
Property, plant and equipment	20,258	19,162
Intangible assets, excluding goodwill	29,453	29,010
Goodwill	18,507	16,557
Auction rate securities	—	9,236
Other non-current financial assets	3,089	3,667
Total non-current assets	71,317	77,642
Total assets	151,387	146,599

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term loans	9,543	9,087
Current portion of finance lease obligations	144	229
Trade accounts payable	5,641	4,398
Accounts payable to related parties	983	837
Advanced payments received	16	129
Provisions	2,379	4,858
Deferred revenues	4,956	5,483
Current income tax payables	151	244
Other current financial liabilities	284	485
Other current liabilities	1,177	695
Total current liabilities	25,274	26,445

Non-current liabilities:
Long-term loans	3,000	3,757
Long-term finance lease obligations	72	132
Deferred tax liabilities	2,504	1,977
Deferred revenues	379	1,969
Provisions	878	832
Total non-current liabilities	6,833	8,667

Stockholders’ equity:
Share capital	108,839	108,839
Additional paid-in capital	648,796	648,417
Accumulated other comprehensive income	(20,159)	(27,478)
Accumulated deficit	(619,003)	(618,904)
Equity attributable to shareholders of Evotec AG	118,473	110,874
Non-controlling interests	807	613
Total stockholders’ equity	119,280	111,487
Total liabilities and stockholders’ equity	151,387	146,599

EVOTEC - HALF-YEAR REPORT 2010

Evotec AG and Subsidiaries -

Condensed consolidated interim statements of cash flows for the six months ended 30 June 2010

in T€	Six months ended 30 June 2010	Six months ended 30 June 2009

Cash flows from operating activities:
Net income (loss)	95	(30,416)
Adjustments to reconcile net loss to net cash used in operating activities	3,596	12,694
Change in assets and liabilities	(8,818)	(1,803)
Net cash used in operating activities	(5,127)	(19,525)

Cash flows from investing activities:
Purchase of current investments	(35,941)	(9,663)
Purchase of long-term investments	—	(288)
Purchase of property, plant and equipment	(1,550)	(509)
Purchase of intangible assets	—	(126)
Cash acquired	—	20
Proceeds from sale of property, plant and equipment	—	80
Proceeds from sale of financial assets	11,405	167
Proceeds from sale of current investments	31,995	14,925
Net cash provided by investing activities	5,909	4,606

Cash flows from financing activities:
Proceeds from option exercise	193	—
Proceeds from sale of treasury shares	11	—
Proceeds from issuance of loans	219	—
Purchase of treasury shares	(96)	(44)
Repayment of loans	(946)	(2,516)
Net cash used in financing activities	(619)	(2,560)

Net increase (decrease) in cash and cash equivalents	163	(17,479)
Exchange rate difference	284	864
Cash and cash equivalents at beginning of year	32,926	55,064
Cash and cash equivalents at end of the period	33,373	38,449

EVOTEC - HALF-YEAR REPORT 2010

Evotec AG and Subsidiaries -

Consolidated interim statements of changes in stockholders’ equity for the six months ended June 2010

	Share capital				Accumulated other comprehensive income

in T€ except share data	Shares	Amount	Additional paid-in capital	Treasury shares	Foreign currency translation	Revaluation reserve	Accumulated deficit	Equity attributable to shareholders of Evotec AG	Non- controlling interests	Total stockholders’ equity

Balance at 1 January 2009	108,838,715	108,839	647,163	—	(38,835)	6,073	(573,381)	149,859	—	149,859
Stock option plan	—	—	651	—	—	—	—	651	—	651
Purchase of treasury shares	—	—	—	(44)	—	—	—	(44)	—	(44)
Transfer of treasury shares	—	—	—	44	—	—	—	44	—	44
Total comprehensive income (loss)					6,622	787	(30,416)	(23,007)	—	(23,007)
Balance at 30 June 2009	108,838,715	108,839	647,814	—	(32,213)	6,860	(603,797)	127,503	—	127,503

Balance at 1 January 2010	108,838,715	108,839	648,417	—	(34,727)	7,249	(618,904)	110,874	613	111,487
Exercised shares from shares in trust	—	—	199	—	—	—	—	199	—	199
Stock option plan	—	—	180	—	—	—	—	180	—	180
Purchase of treasury shares	—	—	—	(96)	—	—	—	(96)	—	(96)
Transfer of treasury shares	—	—	—	85	—	—	—	85	—	85
Sale of treasury shares	—	—	—	11	—	—	—	11	—	11
Total comprehensive income (loss)					7,548	(229)	(99)	7,220	194	7,414
Balance at 30 June 2010	108,838,715	108,839	648,796	—	(27,179)	7,020	(619,003)	118,473	807	119,280

EVOTEC - HALF-YEAR REPORT 2010

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1. BASIS OF PRESENTATION

The accompanying unaudited consolidated interim financial statements of Evotec have been prepared in accordance with International Financial Reporting Standards (IFRS) in conjunction with IAS 34. The accounting policies used to prepare interim information are the same as those used to prepare the audited consolidated financial statements for the year ended 31 December 2009.

The interim consolidated financial statements do not include all of the information and footnotes required under IFRS for complete financial statements according to IAS 1. As a result, these interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 31 December 2009.

In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation have been included.

2. BASIS OF CONSOLIDATION
Evotec acquired 70% of the shares of Research Support International Private Limited, India (RSIPL) including its 51% share in Evotec-RSIL Limited, India (Evotec-RSIL) as of 31 August 2009 and from this date onwards RSIPL as well as Evotec-RSIL were fully consolidated. Evotec used to account for Evotec-RSIL Limited under the equity method of accounting until 31 August 2009. Effective 30 April 2009, Evotec acquired 100% of the shares of Summit Asia Pte Limited, Singapore, which was fully consolidated from this date onwards. Therefore the consolidated interim financial statements for 2009 and 2010 are not fully comparable.
3. BASIS OF ESTIMATION
In the consolidated interim financial statements for the six months ended 30 June 2010, the Company has used the same estimation processes as those used to prepare the audited consolidated financial statements for the year ended 31 December 2009.
4. ACQUISITIONS

The Company acquired 70% of the shares in Research Support International Private Limited, Thane, India (RSIPL) including its 51% share in Evotec-RSIL Limited, India (Evotec-RSIL). RSIPL is a company providing drug discovery and development services. The acquisition was effective as of 31 August 2009. The purchase price of T€ 2,373 in cash includes a potential earn-out which was calculated based on estimated future revenues and will be paid in 2010. The Company decided to early adopt IFRS 3 “Business Combinations” (2008) and the amended version of IAS 27. In the second quarter of 2010 the potential earn-out component was decreased due to decreased estimated future revenues. Based on those changed future revenue assumptions the Company reviewed the goodwill from the acquisition of RSIPL for impairment and concluded that no impairment has to be recorded in the first six months of 2010.

At 31 August 2009 the Company recognised a gain of T€ 559 to adjust its carrying amount of the investment in Evotec-RSIL which used to be accounted for under the equity method to its fair value according to

EVOTEC - HALF-YEAR REPORT 2010

IFRS 3 (2008). The fair values of the assets and liabilities acquired from RSIPL were estimated based on the recognised amounts as of the date of the acquisition. Fair value adjustments have been recorded for a customer list in the amount of T€ 103 which has been estimated based on a discounted cash flow model. The resulting goodwill from the acquisition amounts to T€ 2,204. The net loss of Evotec for the six months ended 30 June 2010 included a net loss of T€ 507 from RSIPL and Evotec-RSIL as well as revenues of T€ 1,365.

	31 August 2009 carrying amount T€	31 August 2009 fair value T€
Cash and cash equivalents	137	137
Trade accounts receivable	277	277
Inventories	69	69
Other current assets	465	465
Property, plant and equipment	2,454	2,454
Customer list	—	103
Loans	(504)	(504)
Provisions	(74)	(74)
Current liabilities	(1,145)	(1,145)
Deferred tax liabilities	(52)	(70)

Net assets acquired	1,627	1,712
Non-controlling interests	—	(587)
At equity investment Evotec-RSIL	—	(956)
Goodwill	—	2,204

Cost of acquisition	—	2,373
Plus transaction costs	—	98
Less cash and cash equivalents acquired	—	(137)
Less earn out	—	(748)

Cash outflow from acquisition	—	1,586

The following pro forma information is based on the assumption that the investment in RSIPL occurred as of 1 January 2009:

Six months ended 30 June 2009 T€
Pro-forma revenues	19,812
Pro-forma net loss	(30,514)
Pro-forma basic and diluted loss per share	(0.29)

5. TRADE ACCOUNTS RECEIVABLE
Trade accounts receivables as of 30 June 2010 included an amount of T€ 2,000 relating to milestone income recognised in the second quarter of 2010.
6. AUCTION RATE SECURITIES

Due to the put options related to the auction rate securities (ARSs), which became effective on 30 June 2010, the ARSs were sold at par value on 30 June 2010 to the investment firm that initially sold the ARSs to Renovis.

The ARSs acquired in the Renovis acquisition were classified as available-for-sale and were measured at fair value with unrealised

EVOTEC - HALF-YEAR REPORT 2010

gains and losses recognised in other comprehensive income. As a result, the Company recorded an unrealised gain of T€ 906 from May 2008 until June 2010. This unrealised gain was realised through profit and loss on the date of the sale of the ARSs.
7. OTHER NON-CURRENT FINANCIAL ASSETS
Other non-current financial assets as of 30 June 2010 consist primarily of coupon bonds in the amount of T€ 3,024. On 30 June 2010, Evotec exercised the put options related to the ARSs. As a result, the put options amounted to T€ 0 (31 December 2009: T€ 550). The put option was classified as derivative in accordance with IAS 39 and was measured at fair value with gains or losses recorded in the income statement. As a result of the exercise of the put option, the Company realised expenses in the amount of T€ 632 in the first half of 2010. The Company, using a DCF model to measure the put option in prior periods, recorded expenses of T€ 785 in the first half of 2009.
8. PROVISIONS
The provisions as of 30 June 2010 in comparison to 31 December 2009 mainly decreased due to the payments for bonuses and severance in the first quarter of 2010.
9. NON-CURRENT DEFERRED REVENUES
The non-current deferred revenues as of 30 June 2010 mainly decreased due to the partial recognition of the Roche upfront payment in connection with the option to buy back rights to the entire EVT 100 family of compounds. The revenue recognition of this upfront payment will be spread over the expected duration of the Phase II study with EVT 101.
10. SUBSEQUENT EVENTS
On 14 July Evotec announced the signing of a definitive agreement to acquire DeveloGen AG, a biopharmaceutical company engaged in the discovery of novel therapeutic approaches for the treatment of metabolic and endocrine disorders, for up to € 14 m in shares plus performance-related deferred payments (earn-out).
III. Claim of the Executive Board Members as required by German Securities Trade Act (WpHG)
“To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.”

EVOTEC - HALF-YEAR REPORT 2010

FORWARD-LOOKING STATEMENTS

Information set forth in this report contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about our 2010 financial outlook and our expected financial results in future quarters, our revised revenue guidance for 2010 and expected revenue growth, our ability to deliver on our liquidity guidance, our belief that we are on course to sustainable profitability latest in 2012, our expectations and assumptions concerning regulatory, clinical and business strategies, the progress of our clinical development programmes and timing of the commencement and results of our clinical trials, strategic collaborations and management’s plans, objectives and strategies. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, among other things: risks that product candidates may fail in the clinic or may not be successfully marketed or manufactured; the risk that we will not achieve the anticipated benefits of our collaborations, partnerships and acquisitions in the timeframes expected, or at all; risks relating to our ability to advance the development of product candidates currently in the pipeline or in clinical trials; our inability to further identify, develop and achieve commercial success for new products and technologies; the risk that competing products may be more successful; our inability to interest potential partners in our technologies and products; our inability to achieve commercial success for our products and technologies; our inability to protect our intellectual property and the cost of enforcing or defending our intellectual property rights; our failure to comply with regulations relating to our products and product candidates, including FDA requirements; the risk that the FDA may interpret the results of our studies differently than we have; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully secure regulatory approval of and market our drug candidates; and risks of new, changing and competitive technologies and regulations in the U.S. and internationally.

The list of risks above is not exhaustive. Our most recent Annual Report on Form 20-F, filed with the Securities and Exchange Commission, and other documents filed with, or furnished to the Securities and Exchange Commission, contain additional factors that could impact our businesses and financial performance. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

EVOTEC - HALF-YEAR REPORT 2010